Stolt Offshore S.A.                                      [Graphic omitted]

NEWS RELEASE

         Stolt Offshore Awarded $75 million Deepwater Contract Extension in Nigeria

London, England - August 10, 2005 - Stolt Offshore S .A. (NASDAQ NM : SOSA, Oslo Stock Exchange : STO) today announced the award of a contract extension from ExxonMobil's Nigerian subsidiary for the fabrication and installation of flowlines on the Erha Drill Centre North Development, offshore Nigeria in a water depth of 1,200 metres.

The contract extension with Esso Exploration and Production Nigeria Limited, valued at approximately $75 million, is for the engineering, fabrication, installation and pre-commissioning of some 27 kms of flowlines. The Erha Drill Centre North tiebacks include service for production, water injection and test; and will link Drill Centre North back to the Erha FPSO through infrastucture which will be installed under the existing Erha EPC2 contract. The Erha field is on OPL 209 in which Esso has a 56.25% operating interest with Shell Nigeria Exploration and Production Company Limited (SNEPCO) holding the remaining 43.75%. The Nigerian National Petroleum Corporation (NNPC) is the concessionaire of the production-sharing contract for this lease block.

The Stolt Offshore owned Globestar fabrication yard in Warri, Nigeria will fabricate the suction anchors, pipeline double joints and jumpers that will connect the flowlines to the subsea manifolds. Other works to be performed in Nigeria will include: engineering, coating and insulation of pipelines and marine transportation.

The engineering work for the Drill Centre North development has already started. Fabrication work will commence during August 2005. Installation of suction anchors, flowlines, umbilicals and associated hardware is scheduled for the second and third quarters of 2006.

Tom Ehret, Chief Executive Officer said "We are delighted to receive this contract extension to the Erha project from ExxonMobil which demonstrates the constructive working relationship that we have developed with our customer as the Erha development has progressed since our initial contract award in September 2002".

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Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas
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Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.


Contacts:
Deborah Keedy/Julian Thomson               Patrick Handley (UK)/Ellen Gonda (US)
Stolt Offshore S.A.                        Brunswick Group
UK +44 1932 773767 or +44 1932 773764      UK +44 207 404 5959
US  +1 877 603 0267 (toll free)            US +1 212 333 3810
deborah.keedy@stoltoffshore.com            phandley@brunswickgroup.com
julian.thomson@stoltoffshore.com           egonda@brunswickgroup.com

If no longer wish to receive our press releases please contact:
kelly.good@stoltoffshore.com

            Registered Office: 26, rue Louvigny, L-1946 Luxembourg,
                Societe Anonyme Holding, R.C. Luxembourg B 43172

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